Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

MAZOR ROBOTICS RECEIVED PURCHASE ORDERS FOR 21 SYSTEMS
DURING FOURTH QUARTER 2016; FULL YEAR SYSTEM ORDERS
INCREASED BY 138% TO ALL TIME RECORD OF 62 UNITS

- Fourth Quarter Revenues Expected to be Approximately $14M -

CAESAREA, Israel – January 5, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, received purchase orders for 21 systems during the fourth quarter ended December 31, 2016.  The system orders included four Mazor X trade-in orders from customers who had previously purchased new Renaissance system.   System orders for the fourth quarter increased 75% percent over the prior year period.  For the 2016 full year the Company received orders for a record 62 systems, representing a 138% increase compared to 2015.

“This is the most successful year in Mazor’s history as we set records for systems orders, utilization and total revenue,” commented Ori Hadomi, Chief Executive Officer. “Additionally, the commercial partnership with Medtronic and the market launch of the Mazor X system have favorably shifted our growth trajectory. We are positioned for continued success and accelerating market penetration.”

The 21 system purchase orders during the quarter included 19 orders in the U.S. market and two in the International market. In the U.S., 16 system orders are for the Mazor X system and three are for the Renaissance system.

Mazor ended the fourth quarter with a backlog of 21 systems out of which four are trade-in orders, six are units to be delivered to Medtronic as part of the previously announced Q3 Purchase Order and the remaining systems were ordered by new customers.  The Company expects to deliver these systems in 2017.

As previously reported, in July the Company implemented a policy enabling U.S. Renaissance system customers to trade-in the Renaissance system for the Mazor X following its commercial launch, which occurred on October 28, 2016.  Revenue from new system sales with the trade-in option will be deferred until the Mazor X orders are supplied or the trade-in option expires. Therefore, the Company expects total fourth quarter revenue, including system sales and recurring revenues, to be approximately $14 million.

The Company currently intends to report its financial results for the fourth quarter and full year ended December 31, 2016 in late February and will issue a press release with the date, time, dial-in credentials and webcast details.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding how the partnership with Medtronic and the market launch of the Mazor X system have dramatically shifted the Company’s growth trajectory, how the Company is positioned for continued success and accelerating market penetration, the Company’s expectations for fourth quarter revenue, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor’s current expectations and projections about future events. There are important factors that could cause Mazor’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor’s filings with the Securities and Exchange Commission (SEC) including those discussed under the heading “Risk Factors” in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor’s SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212-850-6020; 415-652-9100